UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

July 28, 2023

BLACK SPADE ACQUISITION CO

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40616	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central, Hong Kong	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 3955 1316

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, $0.0001 par value	BSAQ	The NYSE American LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	BSAQWS	The NYSE American LLC
Units, each consisting of one Class A ordinary share and one-half of one warrant	BSAQU	The NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

On July 28, 2023, Black Spade Acquisition Co (“BSAQ” or the “Company”) and VinFast Auto Pte. Ltd. (“VinFast”) issued a joint press release announcing the effectiveness of the registration statement on Form F-4 filed by VinFast in connection with the proposed business combination between the parties, and a special meeting date of August 10, 2023 in connection with the proposed business combination. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade and VinFast, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade’s or VinFast’s expectations concerning the outlook for the VinFast’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade and VinFast, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of VinFast may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on VinFast’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of VinFast to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or VinFast’s control, (x) the ability of VinFast to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of VinFast to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that VinFast’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) VinFast’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) VinFast’s ability to adequately control the costs associated with its operations, (xvii) the ability of VinFast to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) VinFast’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) VinFast’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within

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Vietnam timely and within budget, (xx) the risk that VinFast’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report VinFast’s financial condition, results of operations or cash flows, (xxv) battery packs failures in VinFast or its competitor’s EVs, (xxvi) failure of VinFast’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in VinFast’s EVs or operations, (xxviii) the risk that VinFast’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that VinFast may be required to make, (xxxi) the ability of VinFast’s controlling shareholder to control and exert significant influence on VinFast, (xxxii) VinFast’s reliance on financial and other support from Vingroup and its affiliates and the close association between VinFast and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VinFast’s registration statement on Form F-4 filed by VinFast with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by VinFast and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. VinFast and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VinFast nor Black Spade gives any assurance that either VinFast or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by VinFast or Black Spade or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade and VinFast. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the business combination, VinFast filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on June 15, 2023, which included a proxy statement of Black Spade and a prospectus of VinFast. The SEC declared the Registration Statement effective on July 28, 2023.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the business combination and the other matters to be voted upon at a meeting of Black Spade’s shareholders to be held to approve the business combination (and related matters). Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Black Spade and VinFast and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated July 28, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023

BLACK SPADE ACQUISITION CO

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Chairman and Co-Chief Executive Officer

[Signature Page to Form 8-K]

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Exhibit 99.1

VINFAST’S REGISTRATION STATEMENT ON FORM F-4 IN CONNECTION WITH ITS

PROPOSED BUSINESS COMBINATION WITH BLACK SPADE DECLARED EFFECTIVE BY

THE U.S. SECURITIES AND EXCHANGE COMMISSION

July 28, 2023 - VinFast Auto Pte. Ltd. (“VinFast” or “the Company”) and Black Spade Acquisition Co (NYSE: BSAQ) (“Black Spade”) announced that the U.S. Securities and Exchange Commission (“the SEC”) has declared effective the registration statement on Form F-4 of VinFast in connection with its proposed business combination with Black Spade.

Black Spade has scheduled the Extraordinary General Meeting of Shareholders (“EGM”) to approve the proposed business combination with VinFast to be held on August 10, 2023.

The business combination values VinFast at an enterprise value of US$27 billion and an equity value of US$23 billion. The transaction is expected to close followed by the listing of VinFast in August 2023, subject to shareholder approvals and other customary closing conditions.

Madame Thuy Le, Global CEO of VinFast Auto Pte. Ltd., said: “Today represents a remarkable milestone in advancing VinFast’s presence in the U.S. as we move towards our proposed U.S. listing. Along with this exciting step, today we also celebrate the start of construction of our electric vehicle (EV) factory in North Carolina. These achievements will help accelerate our commitment to the global green mobility revolution and our mission to help consumers make the switch to an EV easier and more accessible, while also opening a strategic capital-raising avenue for our global ambitions.”

Mr. Dennis Tam, Chairman and Co-CEO, Black Spade Acquisition Co, shared, “The declaration of the SEC effectiveness is a significant step towards the successful completion of the business combination between Black Spade and VinFast. We have diligently sought out a partner that aligns with our vision, and we are confident that this merger will position us for long-term success. We anticipate that the global lifestyle paradigm shift towards electric mobility will accelerate further and that VinFast will continue to distinguish itself as a trailblazer in the global EV arena. We are delighted to collaborate with the entire VinFast leadership team as they bring their highly anticipated full range EV models to the global market, instigating a significant transformation in the EV landscape.”

VinFast, a member of Vingroup Jsc, was founded in 2017 and envisioned to drive the movement of global smart electric vehicle revolution. VinFast manufactures and exports a portfolio of e-SUVs, e-scooters and e-buses across Vietnam, North America, and, soon, Europe. The Company operates a state-of-the-art automotive manufacturing complex in Hai Phong that boasts up to 90% manufacturing automation and an annual production capacity (i.e. maximum number of vehicles that can be constantly manufactured in a year with additional shifts per day throughout the year) of up to 300,000 units per year in phase 1.

VinFast is committed to its mission of creating a sustainable future for everyone. The Company became a fully EV manufacturer in 2022, and has since delivered four EV models: VF e34, VF 8, VF 9 and VF 5 to customers in Vietnam to date. VinFast crossed an important milestone on the journey to becoming a recognized global EV brand with its first VF 8 EVs exported to North America earlier this year.

Black Spade, listed on the NYSE American, was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio.

Additional information about the proposed transaction, including a copy of the business combination agreement, is available in Black Spade’s Current Report on Form 8-K, filed on May 12, 2023 with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

More information about the proposed transaction is available in VinFast registration statement on Form F-4 that include BSAQ’s proxy statement and VinFast’s prospectus in relation to the business combination, which was first filed with the SEC on June 15, 2023.

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About VinFast

VinFast – a member of Vingroup Jsc – is a leading Vietnamese automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufacturers and exports a portfolio of electric SUVs, e-scooters and e-buses across Vietnam, the United States, and, soon, Europe. Learn more at www.vinfastauto.us.

About Black Spade Acquisition Co

Black Spade Acquisition Co (“BSAQ”) is a blank check company incorporated for the purpose of effecting a business combination (Special Purpose Acquisition Company). BSAQ was founded by Black Spade Capital, which runs a global portfolio consisting of a wide spectrum of cross-border investments, and consistently seeks to add new investment projects and opportunities to its portfolio. Learn more at: https://www.blackspadeacquisition.com.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VinFast Auto Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or the Company’s control, (x) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) the Company’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) the Company’s ability to adequately control the costs associated with its operations, (xvii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxv) battery packs failures in the Company or its competitor’s EVs, (xxvi) failure of the Company’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxviii) the risk that the Company’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that the Company may be required to make, (xxxi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxxii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, Black Spade’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2023, which was filed with the SEC on May 15, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and Black Spade. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, the Company filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on June 15, 2023, which included a proxy statement of Black Spade and a prospectus of the Company. The SEC declared the Registration Statement effective on July 28, 2023.

The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of Black Spade’s shareholders to be held to approve the Business Combination (and related matters). Black Spade also file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the Company, Black Spade and the Business Combination.

Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Black Spade and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and the Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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